Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

June 22, 2018

VIA EDGAR
Heather Clark
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
 Washington, D.C.  20549

Re:	Ship Finance International Limited Form 20-F for the Fiscal Year Ended December 31, 2017 Filed 6-K furnished February 28, 2018 File No. 001-32199

Dear Ms. Clark:
This confirms that, at our request, you have set the Company's new response date to your letter dated May 30, 2018 at July 13, 2018.
Thank you for your kind cooperation.

Very truly yours,

SEWARD & KISSEL LLP

		By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.

cc:	Ms. Claire L. Erlanger